EXHIBIT 12.2

Mid-America Apartments, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended March 31,
	2017	2016
Earnings:
Net Income	$43,416	$45,808
Equity in loss (income) of unconsolidated entities	(357)	(128)
Income tax expense	651	288
Net income before equity in loss (income) of unconsolidated entities and income tax expense	43,710	45,968
Add:
Distribution of income from investments in unconsolidated entities	221	1,418
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	38,604	32,591
Deduct:
Capitalized interest	2,020	380
Total Earnings (A)	$80,515	$79,597
Fixed charges and preferred dividends:
Interest expense	$36,584	$32,211
Capitalized interest	2,020	380
Total Fixed Charges (B)	$38,604	$32,591
Preferred dividends, including redemption costs	922	—
Total Fixed Charges and Stock Dividends (C)	$39,526	$32,591

Ratio of Earnings to Fixed Charges (A/B)	2.1 x	2.4 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	2.0 x	2.4 x